NF ENERGY SAVINGS CORPORATION

ROOM 3106, BLOCK C, 390 QINGNIAN AVENUE

HEPING DISTRICT

SHENYANG, P.R. CHINA 110002

June 21, 2013

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NF Energy Saving Corporation

Form 10-K for the year ended December 31, 2012

Filed March 29, 2013

File No. 1-34890

Dear Mr. Cash:

I am responding to the comments on behalf of NF Energy Saving Corporation (the “Company”) sent on June 11, 2013. Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response or other comments, please forward them to me as well as to our counsel, Golenbock Eiseman Assor Bell & Peskoe LLP, Mr. Andrew D. Hudders, email address ahudders@golenbock.com, and telephone number is 212-907-7349.

Form 10-K for the fiscal year ended December 31, 2012

Liquidity and Capital Resources, page 43

1.	We note your response to comment three of our letter dated December 19, 2012. Please confirm that you will enhance future filings to clarify how your current and available capital resources are sufficient to fund planned operations and debt obligations for a period of not less than twelve months. Also, please enhance future filings to address the risks of financing your operations with short-term debt and the potential consequences if you are unable to extend or obtain additional loans when the short-term debt is due.

Response:

We will enhance future filings to clarify how our current and available capital resources are sufficient to fund planned operations and debt obligations for a period of not less than twelve months and to address the risks of financing our operations with short-term debt, including the potential consequences if we are unable to extend or obtain additional loans when the short-term debt is due.

The Company had the following contractual obligations and commercial commitments with due dates of less than one year as of March 31, 2013 (expressed in US$ million):

Contractual Obligations	Total ($)	Less than 1 Year($)

Bank loan repayment	5.1	5.1
Repayment of notes	3.1	3.1
Capital expenditure	0.7	0.7

Total obligations	8.9	8.9

The Company has always had a good long-term credit rating and credit record with its banks, and all of its short-term borrowings could be turned over and used after maturity. Also, before incurring any short-term debt, the Company considers if it has the financial capacity and sources of capital in order to repay the debt. Therefore, the Company is confident of its ability to repay its short-term borrowings.

2.	We note your response to prior comments eight and ten of our letter dated December 19, 2012. Please explain the following:

•	Why Customer B had no receivables greater than 180 days past due at September 30, 2012 but had over $1 million of receivables greater than 365 days past due at December 31, 2012.

•	What the amounts for Customers A and B disclosed in MD&A relate to. If they only include receivables greater than 365 days past due then explain why the total for these two customers exceeds the total accounts receivable greater than 365 days past due disclosed in your ageing. If they include all receivables than explain why the amounts disclosed in MD&A do not agree with the amounts disclosed in note 21 to your financial statements.

•	Why the total receivables for Customer A increased from December 31, 2012 to March 31, 2013 but, based on MD&A disclosures in your annual and interim filings, the amount greater than 365 days past due significantly declined during the same period.

Response:

Please refer to the below answers:

(a)	The Customer B referred to in the financial statements is different from the Customer B referred to in the Liquidity and Capital Resources section of MD&A. In future filings, to the extent applicable, we will refer to “Customer B” in the Liquidity and Capital Resources section as Customer C in order to eliminate any confusion to the readers.

(b)	The amounts for Customers A and B disclosed in MD&A related to their accounts receivable balances aged more than 1 year. However, Customer A’s receivable balance aged more than 1 year was only $1,407,998, rather than $2,741,714 as reported, which amount inadvertently included its receivable balance aged 181 to 365 days. We note that the amounts reported in the Company’s overall accounts receivable aging table were correct and that the amount of Customer A’s receivable balance aged more than 1 year was correctly reported in the Company’s quarterly filing for the period ended March 31, 2013 (see below). The corrected amounts are as below:

Customer	A/R aged above 365 days	Estimated to be collected amount by June 2013	Estimated to be collected amount by December 2013
Customer “A”	$1,407,998	$1,234,939	$173,059
Customer “B”	$1,016,704	$1,016,704	-

(c)	As explained above, Customer A’s receivable balance aged more than 1 year at December 31, 2012 was $1,407,998 (as opposed to $2,741,714). Therefore, Customer A’s receivable balance aged more than 1 year actually increased from $1,407,998 at December 31, 2012 to $1,554,955 at March 31, 2013. In the quarterly filing for the period ended March 31, 2013, it was disclosed that the Company’s outstanding accounts receivable balance had been significantly reduced by a subsequent collection in April 2013, which mainly related to the receivable due from Customer B. This collection will be reflected in the Company’s financial statements in its quarterly filing for the period ended June 30, 2013.

Condensed Consolidated Statements of Cash Flows, page F-5

3.	We note your response to prior comment six of our letter dated December 19, 2012. With a view toward future disclosure, please provide us a comprehensive explanation of your accounting for the settlement of accounts payable, trade in lieu of demand notes and disclose your policy in future filings. If you are converting accounts payable to short term debt, please tell us when and how the amounts converted are determined and explain to us the impact on operating and financing cash flows when the payables are established, converted, and paid. If is not clear to us if operating cash flows are being improved by the establishment of accounts payables that are being paid through financing cash flows.

Response:

Here is a comprehensive explanation of our accounting for the settlement of accounts payable, trade in lieu of demand notes.

(a)	We will enhance the disclosure in the footnote to the Company’s financial statements regarding “Short-term bank borrowings” as below:

Demand bank notes are issued by the banks to the Company’s suppliers, to which the banks undertake to guarantee the Company’s settlement of these amounts at maturity. The Company’s suppliers will receive payments from the banks upon maturity of these notes and the Company is obliged to repay the face value of these notes to the banks at their respective due dates. These notes are interest-free and repayable within 180 days from the date of issuance. The Company is required to maintain a cash deposit with the banks equal to 50% of the notes’ issued amount and pay a handling fee equal to 0.05% of the face value.

(b)	Explanation of the settlement of accounts payable by cash or bank demand notes:

In our general practice, we can pay our suppliers by cash or bank demand notes (see above) at the discretion of the suppliers in the following steps:

1.	When we receive raw materials from our suppliers (establishment of accounts payable), we record:

Dr.	Raw materials
Cr.	Accounts payable

2.	Upon the due date of purchase invoice (payment or conversion of accounts payable), we record:

Dr.	Accounts payable (at due date)
Cr.	Cash at bank or bank demand notes[1]

1. The suppliers usually offer us with their normal credit terms ranging from one to three months and we can settle the payment to the suppliers either by cash or bank demand notes at their discretion.

When the accounts payable is settled by cash, the cash outflow is immediately reflected in the Company’s operating cash flow. For those accounts payable that are converted into bank demand notes, we will disclose the amount of the non-cash portion in connection with the conversion of accounts payable to bank demand notes in the Company’s cash flow statement.

3.	At the maturity date of bank demand note, we record:

Dr.	Bank demand notes (short-term bank loans)
Cr.	Cash at bank

This cash outflow is reflected in the financing cash flow in the Company’s cash flow statement.

The Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lihua Wang

Lihua Wang, CFO